SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                                ------------

                                 Huntco Inc.
                             ------------------
                              (Name of Issuer)

               Class A Common Stock, par value $.01 per share
              ------------------------------------------------
                        (Title of Class of Securities)

                                 445661101
                              ----------------
                               (CUSIP Number)

                                 B. D. Hunter
                                c/o Huntco Inc.
                    14323 S. Outer Forty Drive, Suite 600N
                        Town & Country, Missouri  63017
                                (314) 878-0155

                                   Copy to:
                                Craig A. Adoor
                     Blackwell, Sanders, Peper, Martin LLP
                          720 Olive Street, 24th Floor
                           St. Louis, Missouri  63101
                                (314) 345-6000
                 --------------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)

                                June 21, 1999
                ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 445661101               SCHEDULE 13D
          ---------
------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    Mr. B. D. Hunter
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                  (a)  [ ]
                                                                  (b)  [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See instructions)

    PF
------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2 (e)

    [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
------------------------------------------------------------------------------

NUMBER OF SHARES   7.   SOLE VOTING POWER
 BENEFICIALLY             1,182,754
 OWNED BY EACH     -----------------------------------------------------------
 REPORTING         8.   SHARED VOTING POWER
 PERSON WITH              3,687,000
                   -----------------------------------------------------------
                   9.   SOLE DISPOSITIVE POWER
                          1,182,754
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                          3,687,000
------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,869,754
------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (see instructions)

    [X]  See the fourth and fifth paragraphs of Item 5.
------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    53.9%
------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (see instructions)

    IN
------------------------------------------------------------------------------

CUSIP NO. 445661101               SCHEDULE 13D
          ---------
------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    Various Trusts for the benefit of the children of B. D. Hunter
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                  (a)  [ ]
                                                                  (b)  [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (see instructions)

------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2 (e)

    [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
------------------------------------------------------------------------------

NUMBER OF SHARES   7.   SOLE VOTING POWER
 BENEFICIALLY             0
 OWNED BY EACH     -----------------------------------------------------------
 REPORTING         8.   SHARED VOTING POWER
 PERSON WITH              3,650,000
                   -----------------------------------------------------------
                   9.   SOLE DISPOSITIVE POWER
                          0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                          3,650,000
------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,650,000
------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (see instructions)

    [X]  See the fourth and fifth paragraphs of Item 5.
------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    40.8%
------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (see instructions)

    OO
------------------------------------------------------------------------------

CUSIP NO. 445661101               SCHEDULE 13D
          ---------
------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    Various Trusts for the benefit of the grandchildren of B. D. Hunter
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                  (a)  [ ]
                                                                  (b)  [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (see instructions)

------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2 (e)

    [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
------------------------------------------------------------------------------

NUMBER OF SHARES   7.   SOLE VOTING POWER
 BENEFICIALLY             0
 OWNED BY EACH     -----------------------------------------------------------
 REPORTING         8.   SHARED VOTING POWER
 PERSON WITH              3,650,000
                   -----------------------------------------------------------
                   9.   SOLE DISPOSITIVE POWER
                          0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                          3,650,000
------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,650,000
------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (see instructions)

    [X]  See the fourth and fifth paragraphs of Item 5.
------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    40.8%
------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (see instructions)

    OO
------------------------------------------------------------------------------

CUSIP NO. 445661101               SCHEDULE 13D
          ---------
------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    Huntco Enterprises, Inc.
    37-6046036
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                  (a)  [ ]
                                                                  (b)  [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (see instructions)

------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2 (e)

    [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------

NUMBER OF SHARES   7.   SOLE VOTING POWER
 BENEFICIALLY             0
 OWNED BY EACH     -----------------------------------------------------------
 REPORTING         8.   SHARED VOTING POWER
 PERSON WITH              3,650,000
                   -----------------------------------------------------------
                   9.   SOLE DISPOSITIVE POWER
                          0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                          3,650,000
------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,650,000
------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (see instructions)

    [X]  See the fourth and fifth paragraphs of Item 5.
------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    40.8%
------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (see instructions)

    CO
------------------------------------------------------------------------------

CUSIP NO. 445661101               SCHEDULE 13D
          ---------
------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    Huntco Farms, Inc.
    43-1568373
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                  (a)  [ ]
                                                                  (b)  [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (see instructions)

------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2 (e)

    [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri
------------------------------------------------------------------------------

NUMBER OF SHARES   7.   SOLE VOTING POWER
 BENEFICIALLY             505,000
 OWNED BY EACH     -----------------------------------------------------------
 REPORTING         8.   SHARED VOTING POWER
 PERSON WITH              3,145,000
                   -----------------------------------------------------------
                   9.   SOLE DISPOSITIVE POWER
                          505,000
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                          3,145,000
------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,650,000
------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (see instructions)

    [X]  See the fourth and fifth paragraphs of Item 5.
------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    40.8%
------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (see instructions)

    CO
------------------------------------------------------------------------------

CUSIP NO. 445661101               SCHEDULE 13D
          ---------
------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    Huntco International, Inc.
    43-1568376
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                  (a)  [ ]
                                                                  (b)  [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (see instructions)

------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2 (e)

    [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------

NUMBER OF SHARES   7.   SOLE VOTING POWER
 BENEFICIALLY             3,145,000
 OWNED BY EACH     -----------------------------------------------------------
 REPORTING         8.   SHARED VOTING POWER
 PERSON WITH              0
                   -----------------------------------------------------------
                   9.   SOLE DISPOSITIVE POWER
                          3,145,000
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                          0
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,145,000
------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (see instructions)

    [X]  See the fourth and fifth paragraphs of Item 5.
------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    35.2%
------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (see instructions)

    CO
------------------------------------------------------------------------------

CUSIP NO. 445661101               SCHEDULE 13D
          ---------
------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    Huntco Acquisitions Holding, Inc.
    43-1422805
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                  (a)  [ ]
                                                                  (b)  [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See instructions)

------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2 (e)

    [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------

NUMBER OF SHARES   7.   SOLE VOTING POWER
 BENEFICIALLY             3,145,000
 OWNED BY EACH     -----------------------------------------------------------
 REPORTING         8.   SHARED VOTING POWER
 PERSON WITH              0
                   -----------------------------------------------------------
                   9.   SOLE DISPOSITIVE POWER
                          3,145,000
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                          0
------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,145,000
------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (see instructions)

    [X]  See the fourth and fifth paragraphs of Item 5.
------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    35.2%
------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (see instructions)

    CO
------------------------------------------------------------------------------

CUSIP NO. 445661101               SCHEDULE 13D
          ---------
------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    HMH Investments, Inc.
    43-1603776
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                  (a)  [ ]
                                                                  (b)  [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (see instructions)

------------------------------------------------------------------------------
6. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2 (e)

    [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri
------------------------------------------------------------------------------

NUMBER OF SHARES   7.   SOLE VOTING POWER
 BENEFICIALLY             0
 OWNED BY EACH     -----------------------------------------------------------
 REPORTING         8.   SHARED VOTING POWER
 PERSON WITH              37,000
                   -----------------------------------------------------------
                   9.   SOLE DISPOSITIVE POWER
                          0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                          37,000
------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    37,000
------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (see instructions)

    [X]  See the fourth and fifth paragraphs of Item 5.
------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0.4%
------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (see instructions)

    CO
-----------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER

The Articles of Incorporation as amended and restated of Huntco Inc. (the "Company'') provide for two classes of common stock. One class is the Class A common stock, par value $.01 per share (the "Class A Shares") which has one vote per share. The Class A Shares are registered with the Securities and Exchange Commission under Section 12 of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). The second class of common stock is the Class B common stock, par value $.01 per share (the "Class B Shares"). The terms of the Class B Shares are identical to the terms of the Class A Shares, except that each Class B Share is entitled to ten votes and is convertible into one Class A Share.

The address of the principal executive office of the Company is:

                Huntco Inc.
                14323 South Outer Forty, Suite 600N.
                Town & Country, Missouri 63017

ITEM 2.     IDENTITY AND BACKGROUND

This Schedule 13D is being filed by (i) Mr. B.D. Hunter ("Hunter"),
(ii) various trusts for the benefit of Hunter's adult children (the "Children's Trusts") (iii) various trusts for the benefit of Hunter's grandchildren (the "Grandchildren's Trusts"), (iv) Huntco Enterprises, Inc. ("Enterprises"), (v) Huntco Farms, Inc. ("HFI"), (vi) Huntco International, Inc. ("HII"), (vii) Huntco Acquisitions Holding, Inc. ("Acquisitions") and HMH Investments, Inc. ("HMH"). Hunter, the Children's Trusts, the Grandchildren's Trusts, Enterprises, HFI, HII, Acquisitions and HMH are referred to collectively hereinafter as the "Hunter Entities".

Hunter's business address is:

                Mr. B.D. Hunter
                c/o Huntco Inc.
                14323 South Outer Forty, Suite 600N
                Town & Country, Missouri 63017

The business addresses of the Children's Trusts and the Grandchildren's Trusts are:

                c/o Huntco Inc.
                14323 South Outer Forty, Suite 600N
                Town & Country, Missouri 63017

Enterprises is incorporated under the laws of the state of Delaware. HFI is incorporated under the laws of the state of Missouri. HII is incorporated under the laws of the state of Delaware. Acquisitions is incorporated under the laws of the state of Delaware. HMH is incorporated under the laws of the state of Missouri.

The business in which Enterprises is engaged consists of acting as a holding company of the capital stock of various companies controlled by Hunter, including but not limited to HFI, HII and Acquisitions.

The business in which HFI is engaged, either directly or through subsidiaries and affiliates, consists of buying, holding, leasing and selling real property, farming, and the holding and investing of financial assets.

The business in which HII is engaged consists of holding the capital stock of Acquisitions.

The business in which Acquisitions is primarily engaged, either directly or through its wholly owned subsidiary, is the ownership of commercial real estate, and the holding, managing and investing of financial assets. Acquisitions also provides general management, payroll, employee benefit plan maintenance and tax return preparation for a fee to the other private companies which are owned or controlled by Huntco Enterprises, Inc., which in turn is ultimately owned and controlled by the B.D. Hunter Revocable Living Trust and other trusts established by Hunter.

The business in which HMH is engaged consists of holding, managing and investing financial assets.

Hunter is the Chairman of the Board and a director of each of Enterprises, HFI, HII, and Acquisitions, and is a director of HMH. He is also the Chairman of the Board and Chief Executive Officer of the Company, which is his principal occupation. Hunter is a citizen of the United States of America.

Mr. Robert J. Marischen ("Marischen") is the President, Chief Executive Officer and a director of each of Enterprises, HFI, HII, Acquisitions and HMH. He is also the Vice Chairman of the Board, President, and Chief Financial Officer of the Company, which is his principal occupation. Marischen is a citizen of the United States of America.

Mr. W. Terry Reynolds ("Reynolds") is a Vice President and a director of HFI. Reynolds principal occupation is farming. He is a citizen of the United States of America.

The business address of Hunter, the Children's Trusts, the Grandchildren's Trusts and Marischen is

               14323 South Outer Forty, Suite 600N
               Town & Country, Missouri 63017

The address of the principal businesses and the address of the principal offices of Enterprises, HFI, HII, Acquisitions and HMH is:

               14323 South Outer Forty, Suite 600N
               Town & Country, Missouri 63017

Reynolds' business address is:

               c/o Huntco Farms, Inc.
               14323 South Outer Forty, Suite 600N
               Town & Country, Missouri 63017

During the past five years, none of the Hunter Entities and none of Marischen, Reynolds and HMH have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Hunter acquired the following Class A shares over the last sixty days:

                   Date                    Shares acquired
                  ------                   ---------------

               June 25, 1999                   200,000
               June 21, 1999                   750,000
               June 15, 1999                    24,254
               June  4, 1999                    53,500
                                             ---------
                                             1,027,754
                                             =========

All of the funds used to purchase these Class A Shares came from Hunter's IRA.

This Schedule 13D is being filed to report purchases by Hunter alone, from available funds in his IRA. Information on the other reporting persons listed on the cover page and in Item 2 and Item 5 are being furnished for the sake of clarity and full and complete disclosure. None of the entities other than Hunter purchased any Class A Shares during the twelve month period ending June 21, 1999.

ITEM 4.     PURPOSE OF THE TRANSACTION

Hunter acquired the Class A shares referred to in Item 3 for investment purposes only. Obtaining additional voting control of the Company played no part in Hunter's decision to acquire the additional Class A Shares, inasmuch as he already has virtual complete control of the Company through his voting control of the Class B Shares as described in Item 5. Accordingly, except as set forth in this Schedule 13D, none of the reporting persons have any plans or proposals that would result in:

- the acquisition by any person of additional securities of the Company or the disposition of any securities of the Company;
- any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
- a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
- any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
- any other material change in the present capitalization or dividend policy of the Company
-  any other material change in the Company's business or corporate structure;
- changes in the Company's Restated Articles of Incorporation, as amended or By-Laws as amended or other actions which may impede the acquisition of the Company by any person;
- causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;
- a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
-  any action similar to any of those enumerated above.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Hunter, through his IRA, acquired the following Class A shares over the last sixty days via open market purchases through a securities broker:

          Date            Shares Acquired       Price per share
         ------           ---------------       ---------------
      June  4, 1999            53,500               $2.625
      June 15, 1999            24,254               $2.938
      June 21, 1999           750,000               $2.938
      June 25, 1999           200,000               $2.875

See Items 7 through 11 of the cover pages as to each reporting person and the explanation provided below.

Hunter, through a revocable living trust, beneficially owns 31% of the voting control of Enterprises. Hunter also serves as a co-trustee with Marischen of the Children's Trusts, thereby sharing voting and investment control over substantially all of the issued and outstanding capital stock of Enterprises. Marischen and Reynolds, who is Hunter's nephew, serve as co-trustees of the Grandchildren's Trusts. Hunter, Enterprises, the Children's Trusts and the Grandchildren's Trusts own substantially all of the issued and outstanding capital stock of HFI. Hunter, HFI and Enterprises own all of the issued and outstanding capital stock of HII. HII is the sole shareholder of Acquisitions. Acquisitions and Farms are the record owners of 3,145,000 and 505,000 Class B Shares, respectively so that the Hunter Entities own and control all of the issued and outstanding Class B Shares.

The Class A shares deemed to be beneficially owned by each of the Hunter Entities pursuant to Rule 13d-3(d)(1) (which assumes the conversion of the Class B Shares into Class A Shares) is set forth with more specificity below. The actual voting control of the Company represented by the ownership of the Class B Shares (which have not actually been converted) and the Class A Shares is set forth for Hunter and for Acquisitions and Farms as the record holders of the Class B Shares.

For the sake of simplicity, ownership of all of the Class B Shares owned by any one Hunter Entity which is a corporation (and the shared voting and investment power which accompanies such ownership) is attributed to each of that particular corporate entity's direct and indirect shareholders. The reader is cautioned, however, to avoid "double counting."

Nothing in this Schedule 13D shall be deemed an admission that any particular Hunter Entity is the actual beneficial owner of the Class B Shares deemed under Rule 13d-3 to be beneficially owned by it. Further, Hunter acknowledges that although he may be deemed under Rule 13d-3(d) to share voting and investment control over the capital stock of Enterprises held of record in his name as co-trustee of the Children's Trust (which therefore gives him indirect shared voting and investment power over a substantial portion of the Class B Shares held of record by Acquisitions and Farms) he maintains that he does not "control" the Children's Trusts as that term is used in, or in the context of, the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.

Hunter
------

Hunter is deemed to share indirect voting and investment power over a total of 3,687,000 Class A Shares, consisting of (i) 3,650,000 issued and outstanding Class B Shares (which are convertible on a one-for-one basis into Class A Shares) through (x) his revocable living trust and (y) his capacity as co-trustee of the Children's Trusts, pursuant to which he shares voting and investment power over substantially all of the capital stock of Enterprises, Farms, HII and Acquisitions and (ii) 37,000 Class A shares owned by HMH, of which Mr. Hunter owns 49% of the issued and outstanding capital stock and Marischen owns the other 51%. Hunter has sole voting and investment power over 1,182,754 Class A Shares, consisting of (i) 1,087,754 Class A shares maintained in his IRA and (ii) 95,000 Class A Shares issuable upon exercise of non-qualified stock options as of June 25, 1999, which were awarded to him under the Company's 1993 Incentive Stock Plan.

In addition to the Class A Shares which Hunter actually owns or is deemed to beneficially own, if all of the Class B Shares over which he is deemed to share voting and investment power were converted into Class A Shares, Hunter would be deemed to beneficially own 53.9% of the Class A Shares calculated in accordance with Rule 13d-3(d)(1). Without converting, Hunter is deemed to control over 90.1% of the total Company vote through his shared voting and investment control of substantially all of the Class B Shares with their ten-to-one voting rights and through the Class A Shares which he owns or is deemed to beneficially own.

The Children's Trusts and the Grandchildren's Trusts
----------------------------------------------------

The Children's Trusts, through their ownership interest in Enterprises (which is also a shareholder of HII) and HFI are deemed to share voting and investment power over the 3,650,000 Class B Shares referenced above which represents 100% of the issued and outstanding Class B Shares and which shares would, if converted into Class A Shares, represent 40.8% of the Class A Shares, calculated in accordance with Rule 13d-3(d)(1).

Enterprises
-----------

Through its partial ownership of HII, which is the sole shareholder of Acquisitions, Enterprises shares voting and investment power with Hunter and HFI, which are the other shareholders of HII, over the 3,145,000 Class B Shares owned by Acquisitions. Through its partial ownership of HFI, Enterprises shares voting and investment power over the 505,000 Class B Shares of which HFI is the record holder. If converted into Class A Shares, the 3,650,000 Class B Shares would represent 40.8% of the Class A Shares, calculated in accordance with Rule 13d-3(d)(1).

HFI has sole voting and investment power over the 505,000 Class B Shares of which it is the record holder representing 13.8% of all the issued and outstanding Class B Shares and it is deemed to share voting and investment power with Enterprises and Hunter over the 3,145,000 Class B Shares owned by Acquisitions due to those entities' share ownership of HII which is the sole shareholder of Acquisitions. If converted into Class A Shares, the 3,650,000 Class B Shares which HFI is deemed to beneficially own would represent 40.8% of the Class A Shares calculated in accordance with Rule 13d-3(d)(1). If only the 505,000 Class B Shares of which HFI is the actual record holder were converted into Class A Shares, those shares would represent 8.7% of the Class A Shares, calculated in accordance with Rule 13d-3(d)(1). The 505,000 Class B Shares with their ten-to-one voting rights represents 12.1% of the total Company vote.

HII
---

As the sole shareholder of Acquisitions, HII is deemed to beneficially own and to have sole voting and investment power over the 3,145,000 Class B Shares of which Acquisitions is the record holder. If converted into Class A Shares, the aforementioned 3,145,000 Class B Shares would represent 37.3% of the Class A Shares, calculated in accordance with Rule 13d-3(d)(1).

Acquisitions
------------

Acquisitions is deemed to beneficially own and to have sole voting and investment power with respect to the 3,145,000 Class B Shares of which it is the record holder representing 86.2% of all of the issued and outstanding Class B Shares. If converted into Class A Shares, these aforementioned 3,145,000 Class B Shares would represent 37.3% of the Class A Shares, calculated in accordance with Rule 13d-3(d)(1). The 3,145,000 Class B Shares with their ten-to-one voting rights represents 75.3% of the total Company vote.

HMH
---

HMH is the record owner of 37,000 Class A Shares. Hunter owns 49% of the issued and outstanding capital stock of HMH. Marischen owns the remaining 51%.


Item 6. Contracts, Arrangements Understandings or Relationships with Respect to Securities of the Issuer.

In connection with loans made to Acquisitions and HFI by certain commercial lenders, Acquisitions and HFI have pledged all of the Class B Shares owned by each, along with other collateral, to the commercial lenders as security for the loans. The loans were closed prior to, and the proceeds thereof were never used in connection with, the acquisition of either the Class B Shares (which were acquired prior to the Company's initial public offering in June
1993), nor the Class A Shares which are the subject of this Schedule 13D. If Acquisitions and HFI were to default under the loans, the banks could compel Acquisitions and HFI to convert the pledged Class B Shares into Class A Shares, and the banks could thereafter foreclose on the shares and attempt to sell them. If this were to occur, it is possible that none of Hunter, Enterprises, the Trusts, the Grandchildren's Trusts, HFI, HII or Acquisitions would possess voting control of the Company. As of the date of this filing, Acquisitions and HFI were in compliance with the terms and provisions of such loans.

Item 7.     Material to be Filed as Exhibits.

Not Applicable


******************************************************************************

                                  SIGNATURES
                                  ----------

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:    June 29, 1999
      ---------------------

B.D. HUNTER

      /s/ B.D. Hunter
----------------------------
        B.D. Hunter

VARIOUS TRUSTS FOR THE BENEFIT OF THE CHILDREN OF B. D. HUNTER

By:   /s/ B.D. Hunter                        By: /s/ Robert J. Marischen
    ------------------------                    ------------------------
         Co-Trustee                                    Co-Trustee

VARIOUS TRUSTS FOR THE BENEFIT OF THE GRANDCHILDREN OF B. D. HUNTER

By: /s/ Robert J. Marischen
    ------------------------
         Co-Trustee

HUNTCO ENTERPRISES, INC.

By: /s/ Robert J. Marischen
    ------------------------
    Robert J. Marischen,
    President and Chief Executive Officer

HUNTCO FARMS, INC.

By: /s/ Robert J. Marischen
    ------------------------
    Robert J. Marischen,
    President and Chief Executive Officer

HUNTCO INTERNATIONAL, INC.

By: /s/ Robert J. Marischen
    ------------------------
    Robert J. Marischen,
    President and Chief Executive Officer

HUNTCO ACQUISITIONS HOLDING, INC.

By: /s/ Robert J. Marischen
    ------------------------
    Robert J. Marischen,
    President and Chief Executive Officer

HMH INVESTMENTS, INC.

By: /s/ Robert J. Marischen
    ------------------------
    Robert J. Marischen,
    President

                                                                    EXHIBIT A
                                                                    ---------
                                 AGREEMENT

Pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and more particularly to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission thereunder, and in connection with Schedule 13D dated
June 29, 1999 which is executed by each of the undersigned, each of the undersigned acknowledges and agrees that the Schedule 13D is filed on behalf of each of the undersigned, and each of the undersigned consent to the filing of this Agreement as an exhibit to the Schedule 13D.

Date:     June 29, 1999
      ---------------------

B.D. HUNTER

      /s/ B.D. Hunter
----------------------------
        B.D. Hunter

VARIOUS TRUSTS FOR THE BENEFIT OF THE CHILDREN OF B. D. HUNTER

By:   /s/ B.D. Hunter                        By: /s/ Robert J. Marischen
    ------------------------                    ------------------------
         Co-Trustee                                    Co-Trustee

VARIOUS TRUSTS FOR THE BENEFIT OF THE GRANDCHILDREN OF B. D. HUNTER

By: /s/ Robert J. Marischen
    ------------------------
         Co-Trustee

HUNTCO ENTERPRISES, INC.                    HUNTCO FARMS, INC.

By: /s/ Robert J. Marischen                 By: /s/ Robert J. Marischen
    ------------------------                   ------------------------
    Robert J. Marischen,                       Robert J. Marischen,
    President and CEO                          President and CEO


HUNTCO INTERNATIONAL, INC.                  HUNTCO ACQUISITIONS HOLDING, INC.

By: /s/ Robert J. Marischen                 By: /s/ Robert J. Marischen
    ------------------------                   ------------------------
    Robert J. Marischen,                       Robert J. Marischen,
    President and CEO                          President and CEO

HMH INVESTMENTS, INC.

By: /s/ Robert J. Marischen
    ------------------------
    Robert J. Marischen,
    President